FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 333-124825

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

 (011) (30) (210) 452 8770

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached hereto as Exhibit 1 is a copy of the Notice of Annual Meeting of Shareholders and the proxy statement of FreeSeas Inc. dated November 22, 2006.

Exhibit 1

FREESEAS INC.

93 Akti Miaouli Street

185 38 Piraeus, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 19, 2006

To the Shareholders of FreeSeas Inc.:

The 2006 Annual Meeting of Shareholders (the “Annual Meeting”) of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), will be held at the Company’s executive offices at 93 Akti Miaouli Street, 185 38 Piraeus, Greece at 2:00 P.M., Greece time, on Tuesday, December 19, 2006 for the following purposes:

1.

To elect two directors of the Company to serve until the 2009 Annual Meeting of Shareholders;

2.

To consider and vote upon a proposal to adopt the Company’s Amended and Restated 2005 Stock Incentive Plan;

3.

To consider and vote upon a proposal to ratify the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2006; and

4.

To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Our board of directors has fixed the close of business on November 15, 2006 as the record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors,

Ion G. Varouxakis,
Secretary

Piraeus, Greece

November 22, 2006

All shareholders are invited to attend the Annual Meeting in person.  Those shareholders who are unable to attend are respectfully urged to execute and return the enclosed proxy card as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Annual Meeting, revoke their proxy and vote their shares in person.  “Street name” shareholders who wish to vote their shares in person will need to obtain a proxy from the person in whose name their shares are registered.

FREESEAS INC.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 19, 2006

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING

This proxy statement is furnished in connection with the solicitation by the board of directors of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), of proxies from the holders of our common stock, par value $.001 per share, for use at our Annual Meeting of Shareholders to be held at the Company’s executive offices, 93 Akti Miaouli Street, 185 38 Piraeus, Greece at 2:00 P.M, Greece time, on December 19, 2006, and at any adjournments or postponements thereof pursuant to the enclosed Notice of Annual Meeting.

The approximate date this Proxy Statement and the enclosed form of proxy are first being sent to shareholders is November 24, 2006.  Shareholders should review the information provided herein in conjunction with our Annual Report to Shareholders, which accompanies this Proxy Statement.  Our principal executive offices are located at 93 Akti Miaouli Street, 185 38 Piraeus, Greece, and our telephone number is 011-30-210-4528770.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our board of directors.  The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; however, no such revocation will be effective until written notice of the revocation is received by us at or prior to the Annual Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Annual Meeting and the enclosed proxy is to be borne by us.  In addition to the use of mail, our employees may solicit proxies personally and by telephone.  Our employees will receive no compensation for soliciting proxies other than their regular salaries.  We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies.  We will reimburse such persons for their expenses in doing so.

PURPOSES OF THE ANNUAL MEETING

At the Annual Meeting, our shareholders will consider and vote upon the following matters:

1.

To elect two directors to serve until the 2009 Annual Meeting of Shareholders;

2.

To consider and vote upon a proposal to adopt the Company’s Amended and Restated 2005 Stock Incentive Plan;

3.

To consider and vote upon a proposal to ratify the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2006; and

4.

To transact such other business as may properly come before the Annual Meeting and any adjournment or postponements thereof.

Unless contrary instructions are indicated on the enclosed proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the respective nominees for director named below and (b) in favor of all other proposals described in the Notice of Annual Meeting.  In the event a shareholder specifies a different choice by means of the enclosed proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our board of directors has set the close of business on November 15, 2006 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting. As of the record date, there were approximately 6,290,100 shares of common stock that are entitled to be voted at the Annual Meeting.  Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum.  Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting.  The affirmative vote of the holders of a majority of the shares of common stock eligible to vote at the Annual Meeting will be required for approval of the other proposals covered by this Proxy Statement.  If less than a majority of the outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting.  Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof.  Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of directors and other matters addressed at the Annual Meeting.  Any such shares that are not represented at the Annual Meeting either in person or by proxy will not be counted in the vote on any matters addressed at the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the record date, information with respect to the beneficial ownership of our common stock by (i) each person who is known by us to beneficially own 5% or more of our outstanding common stock, (ii) each of our Named Executive Officers (as defined in the section titled “Executive Compensation, ” below), (iii) each of our directors, and (iv) all of our directors and executive officers as a group.  We are not aware of any beneficial owner of more than 5% of our outstanding common stock other than as set forth in the following table.

Name and Address of Beneficial Owner(1)(2)	Number of Shares	% of Class Outstanding

Ion G. Varouxakis	1,920,834 (3)	29.45%

George D. Gourdomichalis	1,729,417 (4)	26.38%

Efstathios D. Gourdomichalis	1,549,749 (5)	23.88%

Professor Dimitrios Germidis	0	*

George I. Margaronis	0	*

Matthew W. McCleery	0	*

Focko H. Nauta	0	*

Hummingbird Management, LLC (6)	809,382	12.9%

All directors and officers as a group (seven persons)	5,200,000	74.39%

*

Less than 1%.

(1)

Except as otherwise indicated, the address of each beneficial owner is c/o FreeSeas Inc., 93 Akti Miaouli Street, 185 83 Piraeus, Greece.

(2)

Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock listed, which include shares of common stock that such persons have the right to acquire within 60 days from the record date.

(3)

Reflects 1,687,500 shares of common stock and 66,667 shares of common stock issuable upon the exercise of warrants issued to The Mida’s Touch S.A., a company wholly owned by Ion G. Varouxakis; and 166,667 shares of common stock issuable upon exercise of immediately exercisable options granted to Mr. Varouxakis under his employment agreement with us. Mr. Varouxakis has been granted a total of 250,000 options, 1/3 of which vested on December 16, 2005, 1/3 of which vests on December 16, 2006 and remaining 1/3 of which vests on December 16, 2007. The options are exercisable at a price of $5.00 per share and expire on December 16, 2010.

(4)

Reflects 1,462,750 shares of common stock and 66,667 shares of common stock issuable upon the exercise of warrants issued to Alastor Investments S.A., a company wholly owned by Alastor Foundation, a foundation of which George D. Gourdomichalis is the sole beneficiary; and 200,000 shares of common stock issuable upon exercise of immediately exercisable options granted to Mr. Gourdomichalis under his employment agreement with us. Mr. Gourdomichalis has been granted a total of 300,000 options, 1/3 of which vested on December 16, 2005, 1/3 of which vests on December 16, 2006 and the remaining 1/3 of which vests on December 16, 2007. The options are exercisable at a price of $5.00 per share and expire on December 16, 2010.

(5)

Reflects 1,349,750 shares of common stock and 66,666 shares of common stock issuable upon the exercise of warrants issued to N.Y. Holdings S.A., a company wholly owned by Efstathios D. Gourdomichalis and 133,333 shares of common stock issuable upon exercise of immediately exercisable options granted to Mr. Gourdomichalis under his employment agreement with us. Mr. Gourdomichalis has been granted a total of 200,000 options, 1/3 of which vested on December 16, 2005, 1/3 of which vests on December 16, 2006 and the remaining 1/3 of which vests on December 16, 2007. The options are exercisable at a price of $5.00 per share and expire on December 16, 2010.

(6)

Based solely on information contained in a Schedule 13D/A filed with the Securities and Exchange Commission on March 7, 2006. Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC) (“Hummingbird”), acts as investment manager to The Hummingbird Value Fund, L.P. (“HVF”), to The Hummingbird Microcap Value Fund, L.P. (the “Microcap Fund”), and to The Hummingbird Concentrated Fund, L.P. (the “Concentrated Fund”) and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF, Microcap Fund and Concentrated Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of the shares owned by HVF, Microcap Fund, and Concentrated Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital, LLC (f/k/a Morningside Capital, LLC) (“HC”), the general partner of each of HVF and Microcap Fund. The total number of shares of common stock owned by Hummingbird includes (a) 54,250 shares of our common stock issuable upon the exercise of warrants held by the HVF, and (b) 54,250 shares of our common stock issuable upon the exercise of warrants held by the Microcap Fund.

ELECTION OF DIRECTORS

Our articles of incorporation provide that the board of directors be divided into three classes.  Each class of directors serves a staggered three-year term. Professor Dimitrios Germidis and Matthew W. McCleery hold office until the 2006 Annual Meeting. George I. Margaronis and Focko H. Nauta hold office until the 2007 Annual Meeting.  George D. Gourdomichalis, Efstathios D. Gourdomichalis and Ion G. Varouxakis hold office until the 2008 Annual Meeting.

At the Annual Meeting, two directors will be elected by the shareholders to serve until the Annual Meeting to be held in 2009 or until their successors are duly elected and qualified.  The accompanying form of proxy when properly executed and returned to the Company, will be voted FOR the election as directors of the two persons named below, unless the proxy contains contrary instructions.  Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement.  Management has no reason to believe that either of the nominees is unable or unwilling to serve if elected.  However, in the event that either of the nominees should become unable or unwilling to serve as a director, the proxy will be voted for the election of such person or persons as shall be designated by the board of directors.

Nominees

The persons nominated as directors are as follows:

Name	Age	Position with the Company	Term Expires
Professor Dimitrios Germidis (1)(2)	68	Director	2006
Matthew W. McCleery (1) (2)	36	Director	2006

(1)   Member of the compensation committee.

(2)   Member of the audit committee.

Professor Dimitrios Germidis is currently one of our directors. He also currently serves as President of the Forum Francophone des Affaires, an international economic strategic planning organization. He is also President of the supervisory board of Scandinavian Baltic Mediterranean Bank and acts as a consultant and serves on the board of various Greek and foreign companies. Between 1992 and 1995, he was the Greek ambassador to the Organization for Economic Co-operation and Development (“OECD”), an international organization helping governments address the economic, social and governmental challenges of a global economy. Between 1989 and 1992, he was Governor of the National Bank of Greece, President of the Hellenic Association of Banks and Vice President of the European Federation of Banks. In 1978, he founded Arab-Hellenic Bank, where he served as Executive Vice Chairman until 1981. Mr. Germidis holds a Director of Philosophy degree in Economics from Paris University.

Matthew W. McCleery is currently one of our directors. He also is currently the President of Marine Money International, a provider of maritime finance transactional information and maritime company analyses. Mr. McCleery joined Marine Money International in 1997 as Managing Editor and was promoted to President in 1999. He is also currently Managing Director of Marine Money Consulting Partners, the financial advisory and consulting arm of Marine Money International that provides shipowners with advisory services in capital raising, debt financing and business combination transactions. He assisted in the formation of Marine Money Consulting Partners in 2001. Mr. McCleery graduated from the University of Connecticut School of Law, and was admitted to the Connecticut bar, in 1997.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF BOTH NOMINEES FOR ELECTION AS DIRECTORS.

Management

Set forth below is certain information concerning the directors who are not currently standing for election, including our executive officers:

Name	Age	Position with the Company	Term Expires
George D. Gourdomichalis	39	Chairman and President	2008
Ion G. Varouxakis	35	Director, Chief Executive Officer and Secretary	2008
Efstathios D. Gourdomichalis	34	Director, Chief Financial Officer and Treasurer	2008
George I. Margaronis(1)	39	Director	2007
Focko H. Nauta(2)	48	Director	2007

________
(1)  Member of audit committee.
(2)  Member of compensation committee.

George D. Gourdomichalis is one of our co-founders and is a director. He also serves as our Chairman and President. Prior to forming FreeSeas, Mr. Gourdomichalis co-founded Free Bulkers, a shipping management company, in 2003. Free Bulkers is controlled by our principal shareholders and executive officers and also serves as our management company. Between 2000 and 2003, Mr. Gourdomichalis was a Managing Director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. Mr. Gourdomichalis, and his brother, Efstathios D. Gourdomichalis, commenced their ship owning and operating activities in 1996 when they co-founded and operated Gourdomichalis Naftiki Eteria S.A., a drybulk ship management and operating company. From 1990 to 1996, Mr. Gourdomichalis was a partner at S.S. Maritime Inc. of New York, a ship brokering company, and acted as owners’ representative as well as performed commercial ship management for Baltmed Shipping Co., a joint venture between Greek and Russian shipping companies. Mr. Gourdomichalis holds Bachelor of Arts degrees in International Economics and Political Science from the University of Massachusetts at Amherst, Massachusetts, and studied Ocean Marine Transportation Management in the Master of Science degree program at the Maritime College of the State University of New York.

Ion G. Varouxakis is one of our co-founders and is a director. He also serves as our Chief Executive Officer and Secretary. Prior to forming FreeSeas, Mr. Varouxakis co-founded Free Bulkers in 2003. From 2000 to 2003, Mr. Varouxakis was a Managing Director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. From 1997 to 2000, Mr. Varouxakis was a director of Vernicos Maritime, a ship management company managing a fleet of drybulk carriers. Mr. Varouxakis holds a Candidature degree in Law from the Catholic University of Saint Louis in Brussels and a Bachelor of Science degree in Economics from the London School of Economics. Mr. Varouxakis is an officer of the reserves of the Hellenic Army.

Efstathios D. Gourdomichalis is one of our co-founders and is a director. He also serves as our Chief Financial Officer and Treasurer. Prior to forming FreeSeas, Mr. Gourdomichalis co-founded Free Bulkers. From 2000 through 2003, Mr. Gourdomichalis was a Managing Director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. Mr. Gourdomichalis and his brother, George D. Gourdomichalis, commenced their ship owning and operating activities in 1996 when they co-founded and operated Gourdomichalis Naftiki Eteria S.A., a drybulk ship management and operating company. In 1998, Mr. Gourdomichalis founded In Link, S.A., a financial services’ firm that he sold in 2001. Mr. Gourdomichalis holds a Bachelor of Science degree in International Management and Finance from New York University and a Master of Science in Shipping Trade and Finance from the City University in London, England.

George I. Margaronis is one of our directors. Since 2003, he has also been Managing Director of Clarksons (Hellas) Ltd., an office of Clarksons PLC, the world’s largest shipping services firm. From 1999 to 2003, he served as Managing Director and Chartering Manager of Curzon Shipbrokers Corp., a leading Greek chartering broker of drybulk vessels. From 1993 to 1999, he served as Chartering and Operations Manager of Grecale Shipping Inc., a manager/operator of drybulk vessels. From 1989 to 1991, Mr. Margaronis was a drybulk shipbroker with Clarksons & Co. in London. Mr. Margaronis holds a Bachelor of Arts degree in Economics from Essex University in Essex, England and a Master of Science degree in Shipping Trade and Finance from the City University Business School in London, England. Mr. Margaronis is currently pursuing a Master of Laws degree in Maritime Law from London University.

Focko H. Nauta is one our directors. Since September 2000, he has also been a director of FinShip SA, a ship financing company. He assisted us in arranging debt financing with Hollandsche-Bank Unie N.V. From 1997 through 1999, Mr. Nauta served as a Managing Director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a General Manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.

George D. Gourdomichalis and Efstathios D. Gourdomichalis are brothers. There are no other family relationships among our directors and executive officers.

Our executive officers are appointed annually by the board of directors and serve at the discretion of the board of directors.

Corporate Governance

We operate within a plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional, ethical and personal conduct, and assuring compliance with such responsibilities and standards. We, with the assistance of our counsel, monitor developments and “best practices” in the area of corporate governance. In July 2002, Congress enacted the Sarbanes Oxley Act of 2002 (“Sarbanes Oxley”), which, among other things, established various new substantive corporate governance standards and disclosure requirements for public companies. In addition, the Nasdaq Stock Market (“Nasdaq”) adopted changes to its listing requirements consistent with Sarbanes Oxley and the Securities and Exchange Commission (the “Commission”) regulations.

Committees of the Board of Directors

The committees of the board of directors currently established are the audit committee and the compensation committee.  Our independent directors function as our nominating committee.

Director Independence

A majority of our board of directors is composed of independent directors as required by with Sarbanes Oxley and with relevant Nasdaq listing standards.  In determining the independence of directors, the board of directors considered information regarding the relationships between each director and his family and the Company.  The board of directors made its determinations under the listing requirements of the NASD.  The NASD independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company.  In addition, as further required by the NASD listing requirements, the board of directors made a subjective determination as to each independent director that no relationships exist which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  In making these determinations, the board of directors reviewed and discussed information provided by the directors and the Company with regard to each director’s business and personal activities as they may relate to the Company and the Company’s management.  After reviewing the information presented to it, the board of directors concluded that Professor Dimitrios Germidis, George Margaronis, Matthew W. McCleery and Focko Nauta satisfied the NASD standards of independence.

Audit Committee

The audit committee is currently composed of Focko Nauta, Chairman of the committee, Professor Dimitrios Germidis and Matthew W. McCleery.  The audit committee’s functions include overseeing the integrity of our financial statements, our compliance with legal and regulatory requirements, and the selection and qualifications of our independent auditors.  In this oversight capacity, the audit committee reviews the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent auditors, including their recommendations to improve the system of accounting and internal controls.

The board of directors has adopted a written charter for the audit committee.  The audit committee is composed of outside directors who are not officers or employees of the Company or its subsidiaries.  In the opinion of the board of directors, all of the members of the audit committee are “independent” as that term is defined in the Nasdaq listing requirements and the Commission’s rules and regulations and these directors are independent of management and free of any relationships that would interfere with their exercise of independent judgment as members of the audit committee.  Additionally, the audit committee includes at least one member who has been determined by the board of directors to meet the qualifications of an “Audit Committee Financial Expert” in accordance with the Commission’s rules.  The board of directors has designated Focko Nauta as our “Audit Committee Financial Expert.”

PricewaterhouseCoopers S.A., our independent auditor, reports directly to the audit committee.  The audit committee, consistent with Sarbanes Oxley and the Commission’s rules adopted thereunder, meets with management and the auditors prior to the filing of our periodic reports.

Compensation Committee

The compensation committee is presently comprised of Professor Dimitrios Germidis, George Margaronis, and Matthew W. McCleery.  The compensation committee reviews and approves the compensation of our executive officers and administers our Amended and Restated 2005 Stock Incentive Plan.

 Nominating Committee Matters

Our independent directors, who are Professor Dimitrios Germidis, George Margaronis, Matthew W. McCleery and Focko Nauta, currently function as our nominating committee.  The board has determined that all of these people are independent as defined in the Nasdaq listing standards.  Our independent directors have not adopted a nominating committee charter.

The independent directors will assist the board of directors, on an annual basis, by identifying individuals qualified to become board members, and recommending to the board the director nominees for the next Annual Meeting of Shareholders.  The independent directors nominated the directors who will stand for re-election at the 2006 Annual Shareholders’ Meeting.

The independent directors and the board of directors have determined that they will consider a number of factors in evaluating candidates for the board of directors, including but not limited to: the history of the candidate in conducting his/her personal and professional affairs; the candidate’s judgment and business experience with related businesses or other organizations of comparable size; and the knowledge and skills the candidate would add to the board of directors and its committees, including the candidate’s knowledge of accounting and financial reporting requirements.

The independent directors will consider a candidate recommended by a shareholder, provided that the shareholder mails a recommendation to us that contains the following: the recommending shareholder’s name and contact information; the candidate’s name and contact information; a brief description of the candidate’s background and qualifications; a statement by the candidate that the candidate is willing and able to serve on the board of directors; and a brief description of the recommending shareholder’s ownership of FreeSeas’ common stock and the term during which such shares have been held.  The independent directors may conduct an independent investigation of the background and qualifications of a candidate recommended by a shareholder, and may request an interview with the candidate.  When the independent directors determine not to recommend that the board of directors nominate a candidate, or the board determines to nominate or not to nominate a candidate, the independent directors will notify the recommending shareholder and the candidate of the determination.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following compensation table sets forth for the fiscal year ended December 31, 2005 the cash and certain other compensation earned by our Chief Executive Officer (“CEO”) and the two most highly compensated executive officers other than the CEO who were serving as our executive officers as of December 31, 2005 (together with the CEO, collectively, the “Named Executive Officers”):

	Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)(1)	Securities Underlying Options(2)
George D. Gourdomichalis	2005	6,667	300,000
Chairman and President

Ion G. Varouxakis	2005	6,667	250,000
Chief Executive Officer

Efstathios D. Gourdomichalis(3)	2005	6,667	200,000
Chief Financial Officer

 (1)

Reflects compensation accrued by us for the period commencing December 15, 2005, the date of our merger with Trinity Partners Acquisition Co. Inc., through December 31, 2005. We entered into employment agreements with each of George D. Gourdomichalis, Ion G. Varouxakis and Efstathios D. Gourdomichalis, each dated as of December 15, 2005. Each employment agreement provides for a salary of $150,000 per year and a bonus as may be determined from time to time by our board of directors. Prior to entering into the employment agreements, Messrs. G. Gourdomichalis. I. Varouxakis and E. Gourdomichalis did not receive a salary from us.

(2)

The options have been granted pursuant to the terms of our 2005 Stock Incentive Plan and vest in three equal annual installments beginning on December 16, 2005. The options are exercisable for $5.00 per share and expire on December 16, 2010.

Equity Compensation Plan Information for Fiscal 2005

The following table summarizes as of December 31, 2005 the shares of our common stock subject to outstanding awards or available for future awards under our equity compensation plans.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by security holders (1)	750,000	$ 5.00	0
Equity compensation plans not approved by security holders	0	$ 0.00	750,000
Total	750,000	$ 5.00	750,000

(1)

Represents awards made pursuant to our 2005 Stock Incentive Plan.

Compensation of Directors

Following consummation of FreeSeas’ merger with Trinity Partners Acquisition Co. Inc. (“Trinity”) on December 15, 2005, the board of directors approved compensation for non-employee directors.  Each non-employee director is entitled to receive $20,000 per year, plus $750 per meeting attended. Directors are reimbursed for travel and lodging expenses in connection with their attendance at meetings.  Directors are also entitled to receive stock options under our equity compensation plans.  No options, however, were granted to our directors in fiscal 2005.  During 2005, the non-employee directors received $1,583 for their service on the board from December 15, 2005 through December 31, 2005.

Employment Agreements

We have entered into employment agreements with George D. Gourdomichalis, our Chairman and President, Ion G. Varouxakis, our Chief Executive Officer and Secretary, and Efstathios D. Gourdomichalis, our Chief Financial Officer and Treasurer. Each agreement is for an initial three-year term, with additional two-year renewal terms so long as we do not give notice of termination at least 30 days before the expiration of the current term. Under the agreements, each officer’s annual base salary is $150,000, which is subject to increases as may be approved by our board of directors. Each officer is also entitled to receive performance or merit bonuses as determined from time to time by our board or a committee of the board and to reimbursement of expenses and other employee benefits as may be implemented. During 2005, none of the officers received a bonus.

We may terminate the employment agreements for “cause” at any time. “Cause,” as defined in the agreements, means: (1) the willful breach or habitual neglect by the officer of his job duties and responsibilities; (2) material default or other material breach of an employee’s obligations under his or her employment agreement or fraud; or (3) conviction of any crime, excluding minor traffic offenses. The agreements terminate upon the officer’s death or after the officer’s disability and inability to perform his duties for a cumulative period of 90 days during any one year. The agreements do not provide for payments upon a change in control of us.

Pursuant to the agreements, we also granted to each officer options to purchase shares of our common stock at an exercise price of $5.00 per share, as follows: Mr. George Gourdomichalis, options to purchase 300,000 shares; Mr. Varouxakis, options to purchase 250,000 shares; and Mr. Efstathios Gourdomichalis, options to purchase 200,000 shares. The options vest at a rate of 1/3 per year beginning on December 16, 2005 and expire on December 16, 2010. The officers are each entitled to receive grants of additional options to acquire shares of our common stock from time to time during the terms of their respective employment as determined by our board of directors.

Principal Accountant Fees and Services

The aggregate fees billed for the last fiscal year for professional services rendered by our auditor are as follows:

2005
Audit fees	$200,000
Audit-related fees	$ 92,000

Audit fees represent fees for professional services related to the audit of our financial statements for the year ended December 31, 2005 and for the period from April 24, 2004 to December 31, 2004. Audit-related fees represent fees for professional services related to the filing of our registration statement with the SEC.

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Each of our vessel-owning subsidiaries has entered into a management contract with Free Bulkers, a company owned and operated by Messrs. G. Gourdomichalis, Varouxakis and E. Gourdomichalis. Pursuant to the management contracts, Free Bulkers is responsible for all aspects of management and maintenance for each of the vessels. Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) management fee of $15,000 per vessel, paid in advance, from the date of signing the Memorandum of Agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. We have also agreed to pay Free Bulkers a fee equal to 1.25% of the gross revenues collected from the employment of our vessels. We have further agreed to pay Free Bulkers a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. We believe that we pay Free Bulkers industry standard fees for these services. We anticipate that Free Bulkers may manage any additional vessels we may acquire in the future.

We currently have outstanding four loans from our principal shareholders with an aggregate principal balance, net of discount which results from accounting for loans at their fair value, of $3,200,000 as of December 31, 2005. Two of these loans were made in August and September 2004 in connection with the purchases of the M/V Free Destiny and the M/V Free Envoy, respectively. The loans had principal balances at origination of $1,579,447 and $2,554,737, respectively, and are interest-free. In April 2005 and October 2005, the loans were modified to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provide that the loans will become immediately due and payable in the event that following the completion of our merger with Trinity we raise additional capital of at least $12,500,000. As of the date of filing this proxy statement, this condition had not been met. Previously, the loans were repayable from time to time based on our available cash flow, and matured on the earlier of the sale date of the applicable vessel or December 31, 2006. As of December 31, 2005, these loans had an aggregate carrying value of $3,200,000 and a principal balance of $3,366,000.

In June 2005, we, through our subsidiary, Adventure Four, acquired a handysize vessel originally built in 1982. The purchase price for the vessel was $11,025,000. We financed the purchase price by borrowing $7,000,000 from an unaffiliated third-party lender and $4,216,500 from our principal shareholders to pay the $4,025,000 balance of the purchase price and for working capital. This shareholder loan was also interest-free. We repaid the loan immediately upon consummation of the merger with Trinity Partners Acquisition Co. Inc.. We recorded $105,000 of imputed interest, using a market interest rate, for the year ended December 31, 2005 that has been treated as a shareholder contribution.

PROPOSAL TO APPROVE THE AMENDED AND RESTATED

2005 STOCK INCENTIVE PLAN

Background

On April 26, 2005, the board of directors and the shareholders of FreeSeas unanimously approved the 2005 Stock Incentive Plan, pursuant to which 750,000 shares of FreeSeas common stock were reserved for issuance under the plan.  On May 30, 2005, the board of directors adopted an amendment to the incentive plan, subject to shareholder approval, to increase the number of shares reserved for issuance under the incentive plan to 1,000,000.  On May 24, 2006, the board of directors approved, subject to shareholder approval, the amendment and restatement of the 2005 Stock Incentive Plan to further increase the number of shares reserved for issuance under the incentive plan to 1,500,000 and to clarify certain provisions of the incentive plan.  The purpose of the incentive plan is to provide certain key persons, on whose initiative and efforts the successful conduct of the business of the Company depends, with incentives to enter into and remain in the service of the Company, acquire a proprietary interest in the success of the Company, maximize their performance, and enhance the long-term performance of the Company.

A summary of the principal features of the incentive plan, as amended, is provided below, but is qualified in its entirety by reference to the full text of the incentive plan that is attached to this document under Annex A.  All references to the incentive plan are intended to mean the Amended and Restated 2005 Stock Incentive Plan.

Adoption of the Incentive plan

The affirmative vote of holders of a majority of the outstanding shares of FreeSeas common stock on the record date is required for the adoption of the Amended and Restated 2005 Stock Incentive Plan. Abstentions and broker non-votes will count as a vote against the proposal.

The board of directors unanimously recommends a vote "FOR" adoption of the FreeSeas Inc. Amended and Restated 2005 Stock Incentive Plan.

Shares Available

The incentive plan reserves 1,500,000 shares of FreeSeas common stock for awards an increase from the 750,000 shares of FreeSeas common stock reserved under the incentive plan previously adopted by the shareholders. If FreeSeas' shareholders approve this proposal, the total number of shares of common stock available for issuance under the incentive plan will be subject to the adjustments described below.  If there any shares that are subject to an award under the incentive plan and that remain unissued upon the cancellation or termination of such award for any reason whatsoever; any shares of restricted stock forfeited pursuant to the terms of the incentive; and any shares in respect of which a stock appreciation right or performance share award is settled for cash such shares will again become available for issuance under the incentive plan.

Administration

The incentive plan shall be administered by the Company's board of directors (the "Administrator"). The Administrator shall have the authority (i) to exercise all of the powers granted to it under the incentive plan, (ii) to construe, interpret and implement the incentive plan and any award agreements executed pursuant to the terms of the incentive plan in its sole discretion with all such determination being final, binding and conclusive, (iii) to prescribe, amend and rescind rules and regulations relating to the incentive plan, including rules governing its own operations, (iv) to make all determinations necessary or advisable in administering the incentive plan, and (v) to correct any defect, supply any omission and reconcile any inconsistency in the incentive plan. The Administrator also has the power to modify or waive restrictions on awards, to amend awards, and to grant extensions and accelerations of awards.

Eligibility of Participation

Directors, officers and executive, managerial, administrative and professional employees of the Company are eligible to participate in the incentive plan. The selection of eligible participants is within the discretion of the Administrator.

Types of Awards

The incentive plan provides for incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted and unrestricted stock, restricted stock units, and performance shares. Awards may be granted singly, in combination, or in tandem, as determined by the Compensation Committee.  The board of directors may amend, suspend or modify the incentive plan at any time, except as limited by the terms of the incentive plan.

Stock Option Grants

The Administrator may grant options qualifying as incentive stock options under the Internal Revenue Code and nonqualified stock options.  The term of an option will be fixed by the Administrator, but will not exceed ten years (or five years in the case of an incentive stock option granted to a person beneficially owning shares representing 10% or more of the total combined voting power of all classes of stock of FreeSeas, referred to as a 10% shareholder).  The option price for any option will not be less than the fair market value of common stock on the date of grant (or 110% of the fair market value in the case of an incentive stock option granted to a 10% shareholder).  Generally, the fair market value will be the closing price of the common stock on the applicable trading market. Payment for shares purchased upon exercise of a stock option must be made in full at the time of purchase.  Payment may be made in cash, with the consent of the Administrator, by the transfer to the Company of shares having a fair  market value equal to the option exercise price, or at the discretion of the Administrator and to the extent permitted by law, by such other provision, consistent with the terms of the incentive plan, as the Administrator may prescribe from time to time.

Stock Appreciation Rights

The Administrator is authorized to grant stock appreciation rights entitling the participant to receive the amount by which the fair market value of a share of common stock on the date of exercise exceeds the grant price of the stock appreciation right.  The grant price of a stock appreciation right is determined by the Administrator, but may not be less than the fair market value of a share of common stock as of the date of grant.  The maximum term of each stock appreciation right, the times at which each stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised stock appreciation rights at or following termination of employment generally are fixed by the Administrator.  All awards of stock appreciation rights will be settled in cash or shares of common stock, or a combination of both as determined by the Administrator in its sole discretion.

Restricted and Unrestricted Stock and Restricted Stock Units

The Administrator is authorized to grant restricted and unrestricted stock and restricted stock units.  Restricted stock is a grant of shares of common stock which may not be sold or disposed of and which shall be subject to such risks of forfeiture and other restrictions as the Administrator may impose.  Upon the issuance of such a restricted stock award, the grantee shall have the rights of a shareholder with respect to the restricted stock, subject to: (i) the nontransferability restrictions and forfeiture provision described the incentive plan; (ii) in the Administrator's discretion, to a requirement that any dividends paid on such shares shall be held in escrow until all restrictions on such shares have lapsed; and (iii) any other restrictions and conditions contained in the applicable restricted stock agreement. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as otherwise specifically provided in the incentive plan or the applicable restricted stock agreement. The Administrator may grant,or sell at a purchase price at least equal to par value, shares of common stock free of restrictions under the incentive plan, subject to such forfeiture provisions as the Administrator shall determine in its sole discretion. Unrestricted stock grants may be thus granted or sold in respect of past services or other valid consideration. A grant of restricted stock units allows the recipient to receive, upon the occurrence of events specified in the grant, cash equal to amount of the vested restricted stock units multiplied by the fair market value of a share of common stock. A participant granted restricted stock generally has all of the rights of a shareholder of the company, unless otherwise determined by the Administrator.

Performance Shares

The Administrator may grant performance share awards to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall in its sole discretion determine, subject to the provisions of the incentive plan. Such an award shall entitle the grantee to acquire shares of common stock, or to be paid the value thereof in cash, as the Administrator shall determine, if specified performance goals are met. The grantee of a performance share award will have the rights of a stockholder only as to shares for which a stock certificate has been issued pursuant to the award and not with respect to any other shares subject to the award.

Adjustments

he number and class of shares available under the incentive plan and the terms of outstanding awards may be adjusted by the Administrator to prevent dilution or enlargement of rights in the event of various changes in the capitalization of the Company.

Amendment of the Incentive plan

The board of directors has the right and power to amend the incentive plan, without the consent of the participants.  However, the board of directors may not amend the incentive plan in a manner which would impair or adversely affect the rights of the holder of an award without the holder's consent.  The Company will obtain shareholder approval if an amendment  increases the aggregate number of shares that may be issued pursuant to incentive stock options or changes the class of employees eligible to receive such options; or  materially increases the benefits under the incentive plan to persons whose transactions in common stock are subject to section 16(b) of the Securities Exchange Act of 1934 or increases the benefits under the incentive plan to someone who is, materially increases the number of shares which may be issued to such persons, or materially modifies the eligibility requirements affecting such persons.

Termination of the Incentive plan

The incentive plan may be terminated at any time by the Board. Termination will not in any manner impair or adversely affect any benefit outstanding at the time of termination.  The incentive plan will expire on the date that is 10 years after the plan is approved by the Board.

Administrator's Right to Modify Benefits

Any stock option granted may be converted, modified, forfeited, or canceled, in whole or in part, by the Administrator if and to the extent permitted in the incentive plan, or applicable agreement entered into in connection with an award or with the consent of the participant to whom the award was granted.

Federal Tax Treatment

The incentive plan is not qualified under the provisions of section 401(a) of the Internal Revenue Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options

On exercise of a nonqualified stock option granted under the incentive plan, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the shares of stock acquired on exercise of the option over the exercise price.  If the optionee is an employee of the Company, that income will be subject to the withholding of Federal income tax.  The optionee’s tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and his holding period for those shares will begin on that date.

If an optionee pays for shares of stock on exercise of an option by delivering shares of the Company’s common stock, the optionee will not recognize gain or loss on the shares delivered, even if their fair market value at the time of exercise differs from the optionee’s tax basis in them.  The optionee, however, otherwise will be taxed on the exercise of the option in the manner described above as if he had paid the exercise price in cash.  If a separate identifiable stock certificate is issued for that number of shares equal to the number of shares delivered on exercise of the option, the optionee’s tax basis in the shares represented by that certificate will be equal to his tax basis in the shares delivered, and his holding period for those shares will include his holding period for the shares delivered.  The optionee’s tax basis and holding period for the additional shares received on exercise of the option will be the same as if the optionee had exercised the option solely in exchange for cash.

The Company will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income taxable to the optionee, provided that amount constitutes an ordinary and necessary business expense for the Company and is reasonable in amount, and either the employee includes that amount in income or the Company timely satisfies its reporting requirements with respect to that amount.

Incentive Stock Options

The incentive plan provides for the grant of stock options that qualify as “incentive stock options” as defined in section 422 of the Code. Under the Internal Revenue Code, an optionee generally is not subject to tax upon the grant or exercise of an incentive stock option.  In addition, if the optionee holds a share received on exercise of an incentive stock option for at least two years from the date the option was granted and at least one year from the date the option was exercised, which we refer to as the Required Holding Period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder’s tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an incentive stock option before the end of the Required Holding Period, which we refer to as a Disqualifying Disposition, the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the incentive stock option was exercised over the exercise price.  If, however, the Disqualifying Disposition is a sale or exchange on which a loss, if realized, would be recognized for Federal income tax purposes, and if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale.  If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

An optionee who exercises an incentive stock option by delivering shares of stock acquired previously pursuant to the exercise of an incentive stock option before the expiration of the Required Holding Period for those shares is treated as making a Disqualifying Disposition of those shares.  This rule prevents “pyramiding” or the exercise of an incentive stock option (that is, exercising an incentive stock option for one share and using that share, and others so acquired, to exercise successive incentive stock options) without the imposition of current income tax.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an incentive stock options exceeds the exercise price of that option generally will be an adjustment included in the optionee’s alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no adjustment with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee’s alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an incentive stock option is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the Required Holding Period. However, if there is a Disqualifying Disposition of a share, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for the Company and is reasonable in amount, and either the employee includes that amount in income or the Company timely satisfies its reporting requirements with respect to that amount.

Stock Awards

Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock.  If, however, the stock is non-vested when it is received under the incentive plan (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock.  A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.  Upon the disposition of any stock received as a stock award under the incentive plan, the difference between the sale price and the recipient’s basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more the one year from the date as of which he or she would be required to recognize any compensation income.

The Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize at the time so recognized by the employee, whether upon vesting or grant, if the employee makes the election deferral above.

Stock Appreciation Rights

Generally, the recipient of a stock appreciation right will not recognize any taxable income at the time the stock appreciation right is granted.

When the recipient receives the appreciation inherent in the stock appreciation right in shares of stock, the recipient will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the recipient for the stock.

In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of a stock appreciation right.  Upon the exercise of the stock appreciation right, however, we will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Section 409A

Section 409A of the Code, enacted as part of the American Jobs Creation Act of 2004, imposes certain new requirements applicable to “nonqualified deferred compensation plans,” including new rules relating to the timing of deferral elections and elections with regard to the form and timing of benefit distributions, prohibitions against the acceleration of the timing of distributions, and the times when distributions may be made, as well as rules that generally prohibit the funding of nonqualified deferred compensation plans in offshore trusts or upon the occurrence of a change in the employer’s financial health.  These new rules generally apply with respect to deferred compensation that becomes earned and vested on or after January 1, 2005. If a nonqualified deferred compensation plan subject to Section 409A fails to meet, or is not operated in accordance with, these new requirements, then all compensation deferred under the plan is or becomes immediately taxable to the extent that it is not subject to a substantial risk of forfeiture and was not previously taxable.  The tax imposed as a result of these new rules would be increased by interest at a rate equal to the rate imposed upon tax underpayments plus one percentage point, and an additional tax equal to 20% of the compensation which is required to be included in income. Some of the awards to be granted under the incentive plan may constitute deferred compensation subject to the Section 409A requirements, including, without limitation, the stock appreciation rights that are not payable in shares of the Company’s common stock. It is the Company’s intention that any award agreement that will govern awards subject to Section 409A will comply with these new rules.

Other Information

As the administration of the incentive plan involves discretionary choices by the Administrator, awards to be granted under the incentive plan in 2006 are not now determinable.

Effect of Approval of the Incentive plan

Approval by the shareholders of the incentive plan will permit the Administrator the ability to make equity compensation awards to directors, officers and other key employees and consultants.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL TO RATIFY THE SELECTION

OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of PricewaterhouseCoopers S.A., an independent registered public accounting firm, has served in such capacity since 2005. The audit committee has selected PricewaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2006.

Vote Required for Approval

Shareholder approval is not required for the appointment of PricewaterhouseCoopers S.A., since the audit committee is responsible for selecting auditors. However, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made as to what action the board of directors or the audit committee would take if shareholders do not approve the appointment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

As permitted by the Securities Exchange Act of 1934, only one copy of this proxy statement is being delivered to shareholders residing at the same address, unless such shareholders have notified us of their desire to receive multiple copies of the proxy statement.

We will promptly deliver, upon oral or written request, a separate copy of the proxy statement or annual report to any shareholder residing at an address to which only one copy was mailed.  Requests for additional copies should be directed to the Corporate Secretary by phone at 011-30-210-4528770 or by mail to Corporate Secretary, 93 Akti Miaouli Street, 185 38 Piraeus, Greece.

Shareholders residing at the same address and currently receiving only one copy of the proxy statement may contact the Corporate Secretary by phone at 011-30-210-4528770 or by mail to Corporate Secretary, 93 Akti Miaouli Street, 185 38 Piraeus, Greece to request multiple copies of the proxy statement in the future.

Shareholders residing at the same address and currently receiving multiple copies of the proxy statement may contact the Corporate Secretary of Finance by phone at 011-30-210-4528770 by mail to Corporate Secretary, 93 Akti Miaouli Street, 185 38 Piraeus, Greece to request that only a single copy of the proxy statement be mailed in the future.

OTHER BUSINESS

The board of directors knows of no other business to be brought before the Annual Meeting.  If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

By Order of the Board of Directors,
Ion G. Varouxakis,
Secretary

Pireaus, Greece

November 22, 2006

FREESEAS INC.

ANNUAL MEETING OF SHAREHOLDERS – DECEMBER 19, 2006

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

FREESEAS INC.

The undersigned hereby appoints George D. Gourdomichalis and Ion G. Varouxakis, acting singly, as Proxies, each with full power to appoint a substitute, to represent and to vote, with all the powers the undersigned would have if personally present, all the shares of Common Stock, $0.001 par value per share, of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”) held of record by the undersigned on November 15, 2006 at the Annual Meeting of Shareholders to be held on December 19, 2006 or any adjournment or adjournments thereof.

Proposal 1.

Election of directors of the Company to serve until the 2009 Annual Meeting of Shareholders.

[ ]

FOR ALL THE NOMINEES LISTED BELOW

[ ]

WITHHOLD AUTHORITY

(except as marked to the contrary below)

to vote for all nominees listed below

Professor Dimitrios Germidis

Matthew W. McCleery

(INSTRUCTIONS:  To withhold authority for any individual nominee, write that nominee’s name in the space below.)

Proposal 2.

Adoption of the Company’s Amended and Restated 2005 Stock Incentive Plan.

FOR [  ]

                AGAINST [  ]

ABSTAIN [  ]

Proposal 3.

Ratification of the appointment of Price WaterhouseCoopers S.A. as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2006.

FOR [  ]

                AGAINST [  ]

ABSTAIN [  ]

In their discretion, the Proxies are authorized to vote upon other business as may come before the meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder.  If no direction is made, the Proxy will be voted FOR Proposals 1, 2 and 3.

Dated: _________________________, 2006

______________________________________

(Signature)

______________________________________

(Signature)

PLEASE SIGN HERE

Please date this proxy and sign your name exactly as it appears hereon.

Where there is more than one owner, each should sign.   When signing as an agent, attorney, administrator, executor, guardian, or trustee, please add your title as such.  If executed by a corporation, the proxy should be signed by a duly authorized officer who should indicate his office.

PLEASE DATE, SIGN, AND MAIL THIS PROXY CARD IN THE ENCLOSED ENVELOPE.

NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

Annex A

FREESEAS INC.
AMENDED AND RESTATED

2005 STOCK INCENTIVE PLAN

ARTICLE 1
GENERAL

1.1

Purpose

The FreeSeas Inc. Amended and Restated 2005 Stock Incentive Plan (the "Plan") is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the business of FreeSeas Inc. (the "Company") depends, with incentives to: (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.

1.2

Administration

(a)

Administration by Board of Directors. The Plan shall be administered by the Company's Board of Directors (the "Administrator"). The Administrator shall have the authority (i) to exercise all of the powers granted to it under the Plan, (ii) to construe, interpret and implement the Plan and any Award Agreements executed pursuant to Section 2.1 in its sole discretion with all such determination being final, binding and conclusive, (iii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (iv) to make all determinations necessary or advisable in administering the Plan, and (v) to correct any defect, supply any omission and reconcile any inconsistency in the Plan.

(b)

 Administrator Action. Actions of the Administrator shall be taken by the vote of a majority of its members. Any action may be taken by a written instrument signed by a majority of the Administrator members, and action so taken shall be fully as effective as if it had been taken by a vote at a meeting. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Administrator may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities to any person or persons selected by it, and may revoke any such allocation or delegation at any time.

1.3

Persons Eligible for Awards

The persons eligible to receive awards under the Plan are those officers, directors, and executive, managerial, administrative and professional employees of the Company, (collectively, "key persons") as the Administrator in its sole discretion shall select, taking into account the duties of the respective employees, their present and potential contributions to the success of the Company, and such other factors as the Administrator deems relevant in connection with accomplishing the purpose of the Plan. The Administrator may from time to time, in its sole discretion, determine that any key person shall be ineligible to receive awards under the Plan.

1.4

Types of Awards Under Plan

Awards may be made under the Plan in the form of (a) incentive stock options, (b) non-qualified stock options, (c) stock appreciation rights, (d) dividend equivalent rights, (e) restricted stock, (f) unrestricted stock, (g) restricted stock units, and (h) performance shares, all as more fully set forth in Article II. The term "award" means any of the foregoing. No incentive stock option may be granted to a person who is not an employee of the Company on the date of grant.

1.5

Shares Available for Awards

(a)

Aggregate Number Available; Certificate Legends. Subject to the provisions of Section 1.5(b), the total number of shares of common stock of the Company ("Common Stock") with respect to which awards may be granted pursuant to the Plan is 1,500,000 shares. Shares issued pursuant to the Plan may be authorized but unissued Common Stock, authorized and issued Common Stock held in the Company's treasury or Common Stock acquired by the Company for the purposes of the Plan. The Administrator may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares.

(b)

Adjustment Upon Changes in Common Stock. Upon certain changes in Common Stock, the number of shares of Common Stock available for issuance with respect to awards that may be granted under the Plan pursuant to Section 1.5(a), shall be adjusted pursuant to Section 3.7(a).

(c)

Certain Shares to Become Available Again. The following shares of Common Stock shall again become available for awards under the Plan: (i) any shares that are subject to an award under the Plan and that remain unissued upon the cancellation or termination of such award for any reason whatsoever; (ii) any shares of restricted stock forfeited pursuant to Section 2.7(e), provided that any dividends paid on such shares are also forfeited pursuant to such Section 2.7(e); and (iii) any shares in respect of which a stock appreciation right or performance share award is settled for cash.

1.6

Definitions of Certain Terms

(a)

 The "Fair Market Value" of a share of Common Stock on any day shall be the closing price on the Nasdaq Stock Market as reported for such day in The Wall Street Journal or, if no such price is reported for such day, the average of the high bid and low asked price of Common Stock as reported for such day. If no quotation is made for the applicable day, the Fair Market Value of a share of Common Stock on such day shall be determined in the manner set forth in the preceding sentence using quotations for the next preceding day for which there were quotations, provided that such quotations shall have been made within the ten (10) business days preceding the applicable day. Notwithstanding the foregoing, if deemed necessary or appropriate by the Administrator, the Fair Market Value of a share of Common Stock on any day shall be determined by the Administrator. In no event shall the Fair Market Value of any share of Common Stock be less than its par value.

(b)

The term "incentive stock option" means an option that is intended to qualify for special federal income tax treatment pursuant to Sections 421 and 422 of the Code as now constituted or subsequently amended, or pursuant to a successor provision of the Code, and which is so designated in the applicable Grant Certificate. Any option that is not specifically designated as an incentive stock option shall under no circumstances be considered an incentive stock option. Any option that is not an incentive stock option is referred to herein as a "non-qualified stock option."

(c)

The term "cause" in connection with a termination of employment by reason of a dismissal for cause shall mean:

(i)

to the extent that there is an employment, severance or other agreement governing the relationship between the grantee and the Company, a Company subsidiary or a Company joint venture, which agreement contains a definition of "cause," cause shall consist of those acts or omissions that would constitute "cause" under such agreement; and otherwise,

(ii)

the grantee's termination of employment by the Company or an affiliate on account of any one or more of the following:

(1)

any failure by the grantee substantially to perform the grantee's employment duties;

(2)

any excessive unauthorized absenteeism by the grantee;

(3)

any refusal by the grantee to obey the lawful orders of the Board or any other person or Administrator to whom the grantee reports;

(4)

any act or omission by the grantee that is or may be injurious to the Company, monetarily or otherwise;

(5)

any act by the grantee that is inconsistent with the best interests of the Company;

(6)

the grantee's material violation of any of the Company's policies, including, without limitation, those policies relating to discrimination or sexual harassment;

(7)

the grantee's unauthorized (a) removal from the premises of the Company or an affiliate of any document (in any medium or form) relating to the Company or an affiliate or the customers or clients of the Company or an affiliate or (b) disclosure to any person or entity of any of the Company's, or its affiliates' confidential or proprietary information;

(8)

the grantee's commission of any felony, or any other crime involving moral turpitude; and

(9)

the grantee's commission of any act involving dishonesty or fraud.

Any rights the Company may have hereunder in respect of the events giving rise to cause shall be in addition to the rights the Company may have under any other agreement with a grantee or at law or in equity. Any determination of whether a grantee's employment is (or is deemed to have been) terminated for cause shall be made by the Administrator in its discretion, which determination shall be final, binding and conclusive on all parties. If, subsequent to a grantee's voluntary termination of employment or involuntary termination of employment without cause, it is discovered that the grantee's employment could have been terminated for cause, the Administrator may deem such grantee's employment to have been terminated for cause. A grantee's termination of employment for cause shall be effective as of the date of the occurrence of the event giving rise to cause, regardless of when the determination of cause is made.

(d)

"Common Stock Offering" shall mean the sale of the Company's Common Stock in a firmly underwritten public offering.

ARTICLE 2
AWARDS UNDER THE PLAN

2.1

Agreements Evidencing Awards

Each award granted under the Plan (except an award of unrestricted stock) shall be evidenced by a written certificate ("Award Agreement") which shall contain such provisions as the Administrator may, in its sole discretion, deem necessary or desirable. By executing an Award Agreement pursuant to the Plan, a grantee thereby agrees that the award shall be subject to all of the terms and provisions of the Plan and the applicable Award Agreement.

2.2

Grant of Stock Options, Stock Appreciation Rights, Restricted Stock Units and Dividend Equivalent Rights

(a)

Stock Option Grants. The Administrator may grant incentive stock options and non-qualified stock options ("options") to purchase shares of Common Stock from the Company, to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine, in its sole discretion, subject to the provisions of the Plan.

(b)

Stock Appreciation Right Grants; Types of Stock Appreciation Rights. The Administrator may grant stock appreciation rights to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine, in its sole discretion, subject to the provisions of the Plan. The terms of a stock appreciation right may provide that it shall be automatically exercised for a cash payment upon the happening of a specified event that is outside the control of the grantee, and that it shall not be otherwise exercisable. Stock appreciation rights may be granted in connection with all or any part of, or independently of, any option granted under the Plan. A stock appreciation right granted in connection with an option may be granted at or after the time of grant of such option.

(c)

Nature of Stock Appreciation Rights. The grantee of a stock appreciation right shall have the right, subject to the terms of the Plan and the applicable Award Agreement, to receive from the Company an amount equal to (i) the excess of the Fair Market Value of a share of Common Stock on the date of exercise of the stock appreciation right over the Fair Market Value of a share of Common Stock on the date of grant (or over the option exercise price if the stock appreciation right is granted in connection with an option), multiplied by (ii) the number of shares with respect to which the stock appreciation right is exercised. Payment upon exercise of a stock appreciation right shall be in cash or in shares of Common Stock (valued at their Fair Market Value on the date of exercise of the stock appreciation right) or both, all as the Administrator shall determine in its sole discretion. Upon the exercise of a stock appreciation right granted in connection with an option, the number of shares subject to the option shall be reduced by the number of shares with respect to which the stock appreciation right is exercised. Upon the exercise of an option in connection with which a stock appreciation right has been granted, the number of shares subject to the stock appreciation right shall be reduced by the number of shares with respect to which the option is exercised.

(d)

Option Exercise Price. Each Award Agreement with respect to an option shall set forth the amount (the "option exercise price") payable by the grantee to the Company upon exercise of the option evidenced thereby. The option exercise price per share shall be determined by the Administrator in its sole discretion. Notwithstanding the foregoing, with respect to any options granted within 30 days of a Common Stock Offering, the option exercise price will be the average of the Fair Market Value of a share of Common Stock over the 30 day period following the closing of the Common Stock Offering.

(e)

Exercise Period. Each Award Agreement with respect to an option or stock appreciation right shall set forth the periods during which the award evidenced thereby shall be exercisable, whether in whole or in part. Such periods shall be determined by the Administrator in its sole discretion; provided, however, that no option or a stock appreciation right shall be exercisable more than 10 years after the date of grant.

(f)

Reload Options. The Administrator may, in its sole discretion, include in any Award Agreement with respect to an option (the "original option") a provision that an additional option (the "reload option") shall be granted to any grantee who, pursuant to Section 2.3(c)(ii), delivers shares of Common Stock in partial or full payment of the exercise price of the original option. The reload option shall be for a number of shares of Common Stock equal to the number thus delivered, shall have an exercise price equal to the Fair Market Value of a share of Common Stock on the date of exercise of the original option, and shall have an expiration date no later than the expiration date of the original option. In the event that an Award Agreement provides for the grant of a reload option, such Award Agreement shall also provide that the exercise price of the original option be no less than the Fair Market Value of a share of Common Stock on its date of grant, and that any shares that are delivered pursuant to Section 2.3(c)(ii) in payment of such exercise price shall have been held for at least six months.

(g)

Dividend Equivalent Rights. The Administrator may, in its sole discretion, include in any Award Agreement with respect to an option, stock appreciation right or performance shares, a dividend equivalent right entitling the grantee to receive amounts equal to the ordinary dividends that would be paid, during the time such award is outstanding and unexercised, on the shares of Common Stock covered by such award if such shares were then outstanding. In the event such a provision is included in a Award Agreement, the Administrator shall determine whether such payments shall be made in cash or in shares of Common Stock, whether they shall be conditioned upon the exercise of the award to which they relate, the time or times at which they shall be made, and such other vesting and forfeiture provisions and other terms and conditions as the Administrator shall deem appropriate.

(h)

Restricted Stock Units. The Administrator may, in its sole discretion, grant restricted stock units to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine, in its sole discretion, subject to the provisions of the Plan. A restricted stock unit granted under the Plan shall confer upon the grantee a right to receive from the Company, upon the occurrence of an event specified in the Award Agreement, such grantee's vested restricted stock units multiplied by the Fair Market Value of a share of Common Stock. Restricted stock units may be granted in connection with all or any part of, or independently of, any award granted under the Plan. A restricted stock unit granted in connection with another award may be granted at or after the time of grant of such award.

(i)

Incentive Stock Option Limitation; Exercisability. To the extent that the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which incentive stock options are first exercisable by any employee during any calendar year shall exceed $100,000, or such higher amount as may be permitted from time to time under Section 422 of the Code, such options shall be treated as non-qualified stock options.

(j)

Incentive Stock Option Limitation: 10% Owners. Notwithstanding the provisions of paragraphs (d) and (e) of this Section 2.2, an incentive stock option may not be granted under the Plan to an individual who, at the time the option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of his employer corporation or of its parent or subsidiary corporations (as such ownership may be determined for purposes of Section 422(b)(6) of the Code) unless (i) at the time such incentive stock option is granted the option exercise price is at least 110% of the Fair Market Value of the shares subject thereto and (ii) the incentive stock option by its terms is not exercisable after the expiration of five years from the date it is granted.

2.3

Exercise of Options, Stock Appreciation Rights and Restricted Stock Units

Subject to the other provisions of this Article II, each option, stock appreciation right and restricted stock unit granted under the Plan shall be exercisable as follows:

(a)

Timing and Extent of Exercise. Options, stock appreciation rights and restricted stock units shall be exercisable at such times and under such conditions as set forth in the corresponding Award Agreement.  Unless the applicable Award Agreement otherwise provides, an option, stock appreciation right or restricted stock unit may be exercised from time to time as to all or part of the shares or units as to which such award is then exercisable. A stock appreciation right granted in connection with an option may be exercised at any time when, and to the same extent that, the related option may be exercised.

(b)

Notice of Exercise. An option, stock appreciation right or restricted stock unit shall be exercised by the filing of a written notice with the Company or the Company's designated exchange agent (the "exchange agent"), on such form and in such manner as the Administrator shall in its sole discretion prescribe.

(c)

Payment of Exercise Price. Any written notice of exercise of an option shall be accompanied by payment for the shares being purchased. Such payment shall be made: (i) by certified or official bank check (or the equivalent thereof acceptable to the Company or its exchange agent) for the full option exercise price; or (ii) with the consent of the Administrator, by delivery of shares of Common Stock having a Fair Market Value (determined as of the exercise date) equal to all or part of the option exercise price and a certified or official bank check (or the equivalent thereof acceptable to the Company or its exchange agent) for any remaining portion of the full option exercise price; or (iii) at the discretion of the Administrator and to the extent permitted by law, by such other provision, consistent with the terms of the Plan, as the Administrator may from time to time prescribe (whether directly or indirectly through the exchange agent).

(d)

Delivery of Certificates Upon Exercise. Subject to the provision of Section 2.3(e), promptly after receiving payment of the full option exercise price, or after receiving notice of the exercise of a stock appreciation right for which payment will be made partly or entirely in shares, the Company or its exchange agent shall, subject to the provisions of Section 3.2, deliver to the grantee or to such other person as may then have the right to exercise the award, a certificate or certificates for the shares of Common Stock for which the award has been exercised. If the method of payment employed upon option exercise so requires, and if applicable law permits, an optionee may direct the Company or its exchange agent, as the case may be, to deliver the stock certificate(s) to the optionee's stockbroker.

(e)

Investment Purpose and Legal Requirements. Notwithstanding the foregoing, at the time of the exercise of any option, the Company may, if it shall deem it necessary or advisable for any reason, require the holder of such option (i) to represent in writing to the Company that it is the optionee's then intention to acquire the shares with respect to which the option is to be exercised for investment and not with a view to the distribution thereof, or (ii) to postpone the date of exercise until such time as the Company has available for delivery to the optionee a prospectus meeting the requirements of all applicable securities laws; and no shares shall be issued or transferred upon the exercise of any option unless and until all legal requirements applicable to the issuance or transfer of such shares have been complied with to the satisfaction of the Company. The Company shall have the right to condition any issuance of shares to any optionee hereunder on such optionee's undertaking in writing to comply with such restrictions on the subsequent transfer of such shares as the Company shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof, and certificates representing such shares may contain a legend to reflect any such restrictions.

(f)

No Shareholder Rights. No grantee of an option, stock appreciation right or restricted stock unit (or other person having the right to exercise such award) shall have any of the rights of a shareholder of the Company with respect to shares subject to such award until the issuance of a stock certificate to such person for such shares. Except as otherwise provided in Section 1.5(b), no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such stock certificate is issued.

2.4

Compensation in Lieu of Exercise of an Option

Upon written application of the grantee of an option, the Administrator may in its sole discretion determine to substitute, for the exercise of such option, compensation to the grantee not in excess of the difference between the option exercise price and the Fair Market Value of the shares covered by such written application on the date of such application. Such compensation may be in cash, in shares of Common Stock, or both, and the payment thereof may be subject to conditions, all as the Administrator shall determine in its sole discretion. In the event compensation is substituted pursuant to this Section 2.4 for the exercise, in whole or in part, of an option, the number of shares subject to the option shall be reduced by the number of shares for which such compensation is substituted.

2.5

Termination of Employment; Death Subsequent to a Termination of Employment

(a)

General Rule. Except to the extent otherwise provided in paragraphs (b), (c), (d) or (e) of this Section 2.5 or Section 3.8(b)(iii), a grantee whose employment terminates may exercise any outstanding option or stock appreciation right on the following terms and conditions: (i) exercise may be made only to the extent that the grantee was entitled to exercise the award on the termination of employment date; and (ii) exercise must occur within three months after termination of employment but in no event after the original expiration date of the award.

(b)

Dismissal for Cause; Resignation. If a grantee is terminated for cause or resigns without the Company's prior consent, all options and stock appreciation rights not theretofore exercised shall terminate upon the grantee's termination of employment.

(c)

Retirement. If a grantee retires, then any outstanding option, stock appreciation right or restricted stock unit shall be exercisable pursuant to its terms. For this purpose "retirement" shall mean a grantee's termination of employment, under circumstances other than those described in paragraph (b) above, on or after: (x) his 65th birthday, (y) the date on which he has attained age 60 and completed at least five years of service with the Company (using any method of calculation the Administrator deems appropriate) or (z) if approved by the Administrator, on or after he has completed at least 20 years of service.

(d)

Disability. If a grantee’s employment terminates by reason of a disability (as defined below), then any outstanding option, stock appreciation right or restricted stock unit shall be exercisable pursuant to its terms. For this purpose "disability" shall mean, except in connection any physical or mental condition that would qualify a grantee for a disability benefit under the long-term disability plan maintained by the Company or, if there is no such plan, a physical or mental condition that prevents the grantee from performing the essential functions of the grantee's position (with or without reasonable accommodation) for a period of six consecutive months. The existence of a disability shall be determined by the Administrator in its sole and absolute discretion.

(e)

Death.

(i)

Termination of Employment as a Result of Grantee's Death. If a grantee’s employment terminates as the result of his death, then any outstanding option, stock appreciation right or restricted stock unit shall be exercisable pursuant to its terms.

(ii)

Restrictions on Exercise Following Death. Any such exercise of an award following a grantee's death shall be made only by the grantee's executor or administrator or other duly appointed representative reasonably acceptable to the Administrator, unless the grantee's will specifically disposes of such award, in which case such exercise shall be made only by the recipient of such specific disposition. If a grantee's personal representative or the recipient of a specific disposition under the grantee's will shall be entitled to exercise any award pursuant to the preceding sentence, such representative or recipient shall be bound by all the terms and conditions of the Plan and the applicable Award Agreement which would have applied to the grantee including, without limitation, the provisions of Sections 3.2 and 3.5 hereof.

(f)

Special Rules for Incentive Stock Options. No option that remains exercisable for more than three months following a grantee's termination of employment for any reason other than death or disability, or for more than one year following a grantee's termination of employment as the result of his becoming disabled, may be treated as an incentive stock option.

(g)

Administrator Discretion. The Administrator, in the applicable Award Agreement, may waive or modify the application of the foregoing provisions of this Section 2.5.

2.6

Transferability of Options, Stock Appreciation Rights and Restricted Stock Units

Except as otherwise provided in an applicable Award Agreement evidencing an option, stock appreciation right or restricted stock unit, during the lifetime of a grantee, each such award granted to a grantee shall be exercisable only by the grantee and no such award shall be assignable or transferable otherwise than by will or by the laws of descent and distribution. The Administrator may, in any applicable Award Agreement evidencing an option (other than an incentive stock option to the extent inconsistent with the requirements of Section 422 of the Code applicable to incentive stock options), permit a grantee to transfer all or some of the options to (A) the grantee's spouse, children or grandchildren ("Immediate Family Members"), (B) a trust or trusts for the exclusive benefit of such Immediate Family Members, or (C) other parties approved by the Administrator in its sole and absolute discretion. Following any such transfer, any transferred options shall continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer.

2.7

Grant of Restricted Stock

(a)

Restricted Stock Grants. The Administrator may grant restricted shares of Common Stock to such key persons, in such amounts, and subject to such vesting and forfeiture provisions and other terms and conditions as the Administrator shall determine in its sole discretion, subject to the provisions of the Plan. Restricted stock awards may be made independently of or in connection with any other award under the Plan. A grantee of a restricted stock award shall have no rights with respect to such award unless such grantee accepts the award within such period as the Administrator shall specify by accepting delivery of a restricted stock agreement in such form as the Administrator shall determine and, in the event the restricted shares are newly issued by the Company, makes payment to the Company its exchange agent by certified or official bank check (or the equivalent thereof acceptable to the Company) in an amount at least equal to the par value of the shares covered by the award.

(b)

Issuance of Stock Certificate(s). Promptly after a grantee accepts a restricted stock award, the Company or its exchange agent shall issue to the grantee a stock certificate or stock certificates for the shares of Common Stock covered by the award or shall establish an account evidencing ownership of the stock in uncertificated form. Upon the issuance of such stock certificate(s), or establishment of such account, the grantee shall have the rights of a shareholder with respect to the restricted stock, subject to: (i) the nontransferability restrictions and forfeiture provision described in paragraphs (d) and (e) of this Section 2.7; (ii) in the Administrator's discretion, to a requirement that any dividends paid on such shares shall be held in escrow until all restrictions on such shares have lapsed; and (iii) any other restrictions and conditions contained in the applicable restricted stock agreement.

(c)

Custody of Stock Certificate(s). Unless the Administrator shall otherwise determine, any stock certificates issued evidencing shares of restricted stock shall remain in the possession of the Company until such shares are free of any restrictions specified in the applicable restricted stock agreement. The Administrator may direct that such stock certificate(s) bear a legend setting forth the applicable restrictions on transferability.

(d)

Nontransferability. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as otherwise specifically provided in this Plan or the applicable restricted stock agreement. The Administrator at the time of grant shall specify the date or dates (which may depend upon or be related to the attainment of performance goals and other conditions) on which the nontransferability of the restricted stock shall lapse.

(e)

Consequence of Termination of Employment. A grantee's termination of employment for any reason (including death) shall cause the immediate forfeiture of all shares of restricted stock that have not yet vested as of the date of such termination of employment. All dividends paid on such shares also shall be forfeited, whether by termination of any escrow arrangement under which such dividends are held, by the grantee's repayment of dividends he received directly, or otherwise.

2.8

Grant of Unrestricted Stock

The Administrator may grant (or sell at a purchase price at least equal to par value) shares of Common Stock free of restrictions under the Plan, to such key persons and in such amounts and subject to such forfeiture provisions as the Administrator shall determine in its sole discretion. Shares may be thus granted or sold in respect of past services or other valid consideration.

2.9

Grant of Performance Shares

(a)

Performance Share Grants. The Administrator may grant performance share awards to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall in its sole discretion determine, subject to the provisions of the Plan. Such an award shall entitle the grantee to acquire shares of Common Stock, or to be paid the value thereof in cash, as the Administrator shall determine, if specified performance goals are met. Performance shares may be awarded independently of, or in connection with, any other award under the Plan. A grantee shall have no rights with respect to a performance share award unless such grantee accepts the award by accepting delivery of a Award Agreement at such time and in such form as the Administrator shall determine.

(b)

Shareholder Rights. The grantee of a performance share award will have the rights of a shareholder only as to shares for which a stock certificate has been issued pursuant to the award and not with respect to any other shares subject to the award.

(c)

Consequence of Termination of Employment. Except as may otherwise be provided by the Administrator at any time prior to a grantee's termination of employment, the rights of a grantee of a performance share award shall automatically terminate upon the grantee's termination of employment by the Company and its subsidiaries for any reason (including death).

(d)

Exercise Procedures; Automatic Exercise. At the discretion of the Administrator, the applicable Award Agreement may set out the procedures to be followed in exercising a performance share award or it may provide that such exercise shall be made automatically after satisfaction of the applicable performance goals.

(e)

Tandem Grants; Effect on Exercise. Except as otherwise specified by the Administrator, (i) a performance share award granted in tandem with an option may be exercised only while the option is exercisable, (ii) the exercise of a performance share award granted in tandem with any other award shall reduce the number of shares subject to such other award in the manner specified in the applicable Award Agreement, and (iii) the exercise of any award granted in tandem with a performance share award shall reduce the number of shares subject to the latter in the manner specified in the applicable Award Agreement.

(f)

Nontransferability. Performance shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as otherwise specifically provided in this Plan or the applicable Award Agreement. The Administrator at the time of grant shall specify the date or dates (which may depend upon or be related to the attainment of performance goals and other conditions) on which the nontransferability of the performance shares shall lapse.

ARTICLE 3
MISCELLANEOUS

3.1

Amendment of the Plan; Modification of Awards

(a)

Amendment of the Plan. The Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, except that no such amendment shall materially impair any rights or materially increase any obligations under any award theretofore made under the Plan without the consent of the grantee (or, upon the grantee's death, the person having the right to exercise the award). For purposes of this Section 3.1, any action of the Board or the Administrator that in any way alters or affects the tax treatment of any award shall not be considered to materially impair any rights of any grantee.

(b)

Shareholder Approval Requirement. Shareholder approval shall be required with respect to any amendment to the Plan that (i) increases the aggregate number of shares that may be issued pursuant to incentive stock options or changes the class of employees eligible to receive such options; or (ii) materially increases the benefits under the Plan to persons whose transactions in Common Stock are subject to section 16(b) of the 1934 Act or increases the benefits under the Plan to someone who is, materially increases the number of shares which may be issued to such persons, or materially modifies the eligibility requirements affecting such persons.

(c)

Modification of Awards. The Administrator may cancel any award under the Plan. The Administrator also may amend any outstanding Award Agreement, including, without limitation, by amendment which would: (i) accelerate the time or times at which the award becomes unrestricted or may be exercised; (ii) waive or amend any goals, restrictions or conditions set forth in the Award Agreement; or (iii) waive or amend the operation of Section 2.5 with respect to the termination of the award upon termination of employment. However, any such cancellation or amendment (other than an amendment pursuant to Sections 3.7 or 3.8(b)) that materially impairs the rights or materially increases the obligations of a grantee under an outstanding award shall be made only with the consent of the grantee (or, upon the grantee's death, the person having the right to exercise the award).

3.2

Consent Requirement

(a)

No Plan Action Without Required Consent. If the Administrator shall at any time determine that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any award under the Plan, the issuance or purchase of shares or other rights thereunder, or the taking of any other action thereunder (each such action being hereinafter referred to as a "Plan Action"), then such Plan Action shall not be taken, in whole or in part, unless and until such Consent shall have been effected or obtained to the full satisfaction of the Administrator.

(b)

Consent Defined. The term "Consent" as used herein with respect to any Plan Action means (i) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state or local law, rule or regulation, (ii) any and all written agreements and representations by the grantee with respect to the disposition of shares, or with respect to any other matter, which the Administrator shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made and (iii) any and all consents, clearances and approvals in respect of a Plan Action by any governmental or other regulatory bodies.

3.3

Nonassignability

Except as provided in Sections 2.5(e), 2.6, 2.7(d) and 2.9(f): (a) no award or right granted to any person under the Plan or under any Award Agreement shall be assignable or transferable other than by will or by the laws of descent and distribution; and (b) all rights granted under the Plan or any Award Agreement shall be exercisable during the life of the grantee only by the grantee or the grantee's legal representative.

3.4

Requirement of Notification of Election Under Section 83(b) of the Code

If any grantee shall, in connection with the acquisition of shares of Common Stock under the Plan, make the election permitted under section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in section 83(b)), such grantee shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under the authority of Code section 83(b).

3.5

Requirement of Notification Upon Disqualifying Disposition Under Section 421(b) of the Code

Each Award Agreement with respect to an incentive stock option shall require the grantee to notify the Company of any disposition of shares of Common Stock issued pursuant to the exercise of such option under the circumstances described in section 421(b) of the Code (relating to certain disqualifying dispositions), within 10 days of such disposition.

3.6

Withholding Taxes

(a)

With Respect to Cash Payments. Whenever cash is to be paid pursuant to an award under the Plan, the Company shall be entitled to deduct therefrom an amount sufficient in its opinion to satisfy all federal, state and other governmental tax withholding requirements related to such payment.

(b)

With Respect to Delivery of Common Stock. Whenever shares of Common Stock are to be delivered pursuant to an award under the Plan, the Company shall be entitled to require as a condition of delivery that the grantee remit to the Company an amount sufficient in the opinion of the Company to satisfy all federal, state and other governmental tax withholding requirements related thereto. With the approval of the Administrator, which the Administrator shall have sole discretion whether or not to give, the grantee may satisfy the foregoing condition by electing to have the Company withhold from delivery shares having a value equal to the amount of tax to be withheld. Such shares shall be valued at their Fair Market Value as of the date on which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such a withholding election may be made with respect to all or any portion of the shares to be delivered pursuant to an award.

3.7

Adjustment Upon Changes in Common Stock

(a)

Shares Available for Grants. In the event of any change in the number of shares of Common Stock outstanding by reason of any stock dividend or split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change, the maximum number of shares of Common Stock with respect to which the Administrator may grant awards under Article II hereof, as described in Section 1.5(a), and the individual annual limit described in Section 1.5(d), shall be appropriately adjusted by the Administrator. In the event of any change in the number of shares of Common Stock outstanding by reason of any other event or transaction, the Administrator may, but need not, make such adjustments in the number and class of shares of Common Stock with respect to which awards: (i) may be granted under Article II hereof and (ii) granted to any one employee of the Company or a subsidiary during any one calendar year, in each case as the Administrator may deem appropriate.

(b)

Outstanding Restricted Stock and Performance Shares. Unless the Administrator in its sole and absolute discretion otherwise determines, any securities or other property (including dividends paid in cash) received by a grantee with respect to a share of restricted stock, the issue date with respect to which occurs prior to such event, but which has not vested as of the date of such event, as a result of any dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination, exchange of shares or otherwise will not vest until such share of restricted stock vests, and shall be promptly deposited with the Company or other custodian designated pursuant to Section 2.7(c) hereof.

The Administrator may, in its absolute discretion, adjust any grant of shares of restricted stock, the issue date with respect to which has not occurred as of the date of the occurrence of any of the following events, or any grant of performance shares, to reflect any dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination, exchange of shares or similar corporate change as the Administrator may deem appropriate to prevent the enlargement or dilution of rights of grantees.

(c)

Outstanding Options, Stock Appreciation Rights and Dividend Equivalent Rights—Increase or Decrease in Issued Shares Without Consideration. Subject to any required action by the shareholders of the Company, in the event of any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend (but only on the shares of Common Stock), or any other increase or decrease in the number of such shares effected without receipt of consideration by the Company, the Administrator shall proportionally adjust the number of shares of Common Stock subject to each outstanding option and stock appreciation right, and the exercise price-per-share of Common Stock of each such option and stock appreciation right and the number of any related dividend equivalent rights.

(d)

Outstanding Options, Stock Appreciation Rights, Restricted Stock Units and Dividend Equivalent Rights—Certain Mergers. Subject to any required action by the shareholders of the Company, in the event that the Company shall be the surviving corporation in any merger or consolidation (except a merger or consolidation as a result of which the holders of shares of Common Stock receive securities of another corporation), each option, stock appreciation right and dividend equivalent right outstanding on the date of such merger or consolidation shall pertain to and apply to the securities which a holder of the number of shares of Common Stock subject to such option, stock appreciation right, restricted stock unit or dividend equivalent right would have received in such merger or consolidation.

(e)

Outstanding Options, Stock Appreciation Rights, Restricted Stock Units and Dividend Equivalent Rights—Certain Other Transactions. In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets, (iii) a merger or consolidation involving the Company in which the Company is not the surviving corporation or (iv) a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Common Stock receive securities of another corporation and/or other property, including cash, the Administrator shall, in its absolute discretion, have the power to:

(i)

cancel, effective immediately prior to the occurrence of such event, each option, stock appreciation right and restricted stock unit (including each dividend equivalent right related thereto) outstanding immediately prior to such event (whether or not then exercisable), and, in full consideration of such cancellation, pay to the grantee to whom such option or stock appreciation right was granted an amount in cash, for each share of Common Stock subject to such option or stock appreciation right, respectively, equal to the excess of (x) the value, as determined by the Administrator in its absolute discretion, of the property (including cash) received by the holder of a share of Common Stock as a result of such event over (y) the exercise price of such option or stock appreciation right; or

(ii)

provide for the exchange of each option, stock appreciation right and restricted stock unit (including any related dividend equivalent right) outstanding immediately prior to such event (whether or not then exercisable) for an option on, stock appreciation right, restricted stock unit and dividend equivalent right with respect to, as appropriate, some or all of the property which a holder of the number of shares of Common Stock subject to such option, stock appreciation right or restricted stock unit would have received and, incident thereto, make an equitable adjustment as determined by the Administrator in its absolute discretion in the exercise price of the option, stock appreciation right or restricted stock unit, or the number of shares or amount of property subject to the option, stock appreciation right, restricted stock unit or dividend equivalent right or, if appropriate, provide for a cash payment to the grantee to whom such option, stock appreciation right or restricted stock unit was granted in partial consideration for the exchange of the option, stock appreciation right or restricted stock unit.

(f)

Outstanding Options, Stock Appreciation Rights, Restricted Stock Units and Dividend Equivalent Rights—Other Changes. In the event of any change in the capitalization of the Company or a corporate change other than those specifically referred to in Sections 3.7(c), (d) or (e) hereof, the Administrator may, in its absolute discretion, make such adjustments in the number and class of shares subject to options, stock appreciation rights, restricted stock units and dividend equivalent rights outstanding on the date on which such change occurs and in the per-share exercise price of each such option, stock appreciation right and restricted stock unit as the Administrator may consider appropriate to prevent dilution or enlargement of rights. In addition, if and to the extent the Administrator determines it is appropriate, the Administrator may elect to cancel each option, stock appreciation right and restricted stock unit (including each dividend equivalent right related thereto) outstanding immediately prior to such event (whether or not then exercisable), and, in full consideration of such cancellation, pay to the grantee to whom such option, stock appreciation right or restricted stock unit was granted an amount in cash, for each share of Common Stock subject to such option, stock appreciation right or restricted stock unit, respectively, equal to the excess of (i) the Fair Market Value of Common Stock on the date of such cancellation over (ii) the exercise price of such option, stock appreciation right or restricted stock unit.

(g)

No Other Rights. Except as expressly provided in the Plan, no grantee shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Except as expressly provided in the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to an award or the exercise price of any option or stock appreciation right.

3.8

Change in Control

(a)

Change in Control Defined. For purposes of this Section 3.8, "Change in Control" shall mean the occurrence of any of the following:

(i)

any person or "group" (within the meaning of Section 13(d)(3) of the 1934 Act), other than entities which the Chairman of the Board directly or indirectly controls (as defined in Rule 12b-2 under the 1934 Act), acquiring "beneficial ownership" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of fifty percent (50%) or more of the aggregate voting power of the capital stock ordinarily entitled to elect directors of the Company;

(ii)

the sale of all or substantially all of the Company's assets in one or more related transactions to a person other than such a sale to a subsidiary of the Company which does not involve a change in the equity holdings of the Company or to an entity which the Chairman directly or indirectly controls; or

(iii)

any merger, consolidation, reorganization or similar event of the Company or any of its subsidiaries, as a result of which the holders of the voting stock of the Company immediately prior to such merger, consolidation, reorganization or similar event do not directly or indirectly hold at least fifty-one percent (51%) of the aggregate voting power of the capital stock of the surviving entity.

(b)

Effect of a Change in Control. Unless the Administrator provides otherwise in a Award Agreement, upon the occurrence of a Change in Control:

(i)

notwithstanding any other provision of this Plan, any award then outstanding shall become fully vested and any award in the form of an option, stock appreciation right or restricted stock unit shall be immediately exercisable;

(ii)

to the extent permitted by law, the Administrator may, in its sole discretion, amend any Award Agreement in such manner as it deems appropriate;

(iii)

a grantee who incurs a termination of employment for any reason, other than a dismissal for cause, concurrent with or within one year following the Change in Control may exercise any outstanding option, stock appreciation right or restricted stock unit, but only to the extent that the grantee was entitled to exercise the award on his termination of employment date, until the earlier of (A) the original expiration date of the award and (B) the later of (x) the date provided for under the terms of Section 2.5 without reference to this Section 3.8(b)(iii) and (y) the first anniversary of the grantee's termination of employment.

(c)

Miscellaneous. Whenever deemed appropriate by the Administrator, any action referred to in paragraph (b)(ii) of this Section 3.8 may be made conditional upon the consummation of the applicable Change in Control transaction.

3.9

Right of Discharge Reserved

Nothing in the Plan or in any Award Agreement shall confer upon any grantee the right to continue his employment with the Company or affect any right that the Company may have to terminate such employment.

3.10

Non-Uniform Determinations

The Administrator's determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or who are eligible to receive, awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Administrator shall be entitled, among other things, to make non-uniform and selective determinations, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive awards under the Plan, and (b) the terms and provisions of awards under the Plan.

3.11

Other Payments or Awards

Nothing contained in the Plan shall be deemed in any way to limit or restrict the Company from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.12

Headings

Any section, subsection, paragraph or other subdivision headings contained herein are for the purpose of convenience only and are not intended to expand, limit or otherwise define the contents of such subdivisions.

3.13

Effective Date and Term of Plan

(a)

Adoption; Shareholder Approval. The Plan was adopted by the Board and although the Company intends to obtain approval of the Plan by the Company's shareholders within the time period required to allow grants of options hereunder to qualify as incentive stock options, awards under the Plan prior to such shareholder approval may, but need not, be made subject to such approval.

(b)

Termination of Plan. Unless sooner terminated by the Board or pursuant to Paragraph (a) above, the provisions of the Plan respecting the grant of incentive stock options shall terminate on the tenth anniversary of the adoption of the Plan by the Board, and no incentive stock option awards shall thereafter be made under the Plan. All such awards made under the Plan prior to its termination shall remain in effect until such awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

3.14

Restriction on Issuance of Stock Pursuant to Awards

        The Company shall not permit any shares of Common Stock to be issued pursuant to Awards granted under the Plan unless such shares of Common Stock are fully paid and non-assessable under applicable law.

3.15

Governing Law

Except to the extent preempted by any applicable federal law, the Plan will be construed and administered in accordance with the laws of the Marshall Islands without giving effect to principles of conflict of laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: November 29, 2006

By: /s/ George Gourdomichalis

George Gourdomichalis, President

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